                                                                       EXHIBIT A

 VOCALTEC ANNOUNCES RESULTS OF EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS

HERZLIA, Israel - (BUSINESS WIRE) - VocalTec Communications Ltd. (Nasdaq:VOCL -
NEWS), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today the results of the
Extraordinary General Meeting of its shareholders held on October 16, 2008.

At the Extraordinary General Meeting, all proposals submitted to the approval of the company's shareholders were approved, including:

o    Appointment of Ms. Tsipi Kagan as an external director of the company; and

o    Grants to each director of the company of options to purchase ordinary shares of the company.

The proposals submitted to shareholders' approval were described in the agenda attached as an exhibit to the company's Report on Form 6-K, furnished to the US
Securities and Exchange Commission on September 10, 2008.

On October 17, 2008, the company was informed by Nasdaq that Nasdaq had filed with the Securities and Exchange Commission an immediately effective rule change, pursuant to which Nasdaq-listed companies will not be cited for non-compliance with Nasdaq's minimum bid price or public float market value requirements until January 19, 2009. Therefore, and although approved by the company's shareholders, the company resolved to delay the reverse split of its outstanding ordinary shares, which was required in order to meet Nasdaq's minimum bid price requirement, until January 19, 2009, the date on which the foregoing listing requirements will be reinstated.

Accordingly, no amendment will be made to the company's Articles of Association concerning the company's authorized share capital, and the exercise prices of the options granted to the directors and the number of shares underlying such options will be as stated in the proxy statement dated September 9, 2008 (and will not reflect a reverse split).

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM:VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

CONTACT:
VocalTec
Gali Rosenthal, +972 9 9703805
gali@vocaltec.com
or
KCSA
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com